FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 26, 2021 Commission File Number: 001-13928

Royal Bank of Canada
(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-259205) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

In connection with the registrant’s issuance of certain of its Structured Warrants following the date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-259205), the registrant is filing the documents set forth below.
EXHIBITS

Exhibit	Description of Exhibit
1.2
Distribution Agreement for Structured Warrants, dated October 19, 2018, between Royal Bank of Canada and the Agents party thereto (incorporated by reference herein by reference to Exhibit 1.1 of the registrant’s Form 6-K filed with the SEC dated October 19, 2018 (file number 001-13928)).

1.3	Amendment to Distribution Agreement for Structured Warrants, dated November 26, 2021, between Royal Bank of Canada and the Agents party thereto
4.8	Form of Master Warrant (incorporated by reference herein by reference to Exhibit 4.1 of the registrant’s Form 6-K dated October 19, 2018 (file number 001-13928)).
5.5	Opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, as to certain matters under Canadian, Ontario and Québec law.
5.6	Opinion of Ashurst LLP, as to the validity of the Warrants under New York law.
23.4	Consent of Norton Rose Fulbright Canada LLP (included in Exhibit 5.5 above)
23.5	Consent of Ashurst LLP (included in Exhibit 5.6 above)
23.6	Consent of Ashurst LLP, as special U.S. tax counsel for the Bank.
23.7	Consent of Norton Rose Fulbright Canada LLP, Canadian tax counsel for the Bank.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Amy Disbrow

Name: Title:	Amy Disbrow Authorized Officer

Date:	November 26, 2021

ROYAL BANK OF CANADA

By:	/s/ Scott McBurney

Name: Title:	Scott McBurney Authorized Officer

Date:	November 26, 2021